

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 20, 2016

Phiraphat Siwarirat, President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

  Re: **Global Gard, Inc.**
    Amendment No. 9 to Registration Statement on Form S-1
    Filed May 9, 2016
    File No. 333-203400

Dear Mr. Siwarirat:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. In your next amendment, please update your financial statements and related disclosures to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

  You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

        Sincerely,

        /s/ Barbara C. Jacobs

        Barbara C. Jacobs
        Assistant Director
        Office of Information Technologies and

Services